Morris F. DeFeo Jr. Partner Phone: 212.592.1463 Fax: 212.545.2344 mdefeo@herrick.com

February 15, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	HappyNest REIT, Inc.

Offering Statement on Form 1-A

Filed December 27, 2018

File No. 024-10928

Dear Ms. McManus:

On behalf of our client, HappyNest REIT, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on February 4, 2019 (the “Comment Letter”) to the Company’s Offering Statement on Form 1-A filed on December 27, 2018.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in the Offering Circular (the “Offering Circular”) that is included in Amendment No. 1 to the Offering Statement on Form 1-A filed on February 15, 2019 (the “Offering Statement”).

Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Offering Circular.

Valuation Policies, page 71

1.	You state that your common stock will be offered at a fixed price of $10.00 per share until March 31, 2019. Beginning March 31, 2019 you will offer your common stock at NAV, which will be calculated on March 31, 2019. Please revise to clarify if any subscriptions executed before your announcement of NAV will be settled at the price in effect when the subscription was executed. Alternatively, please explain how investors will know the NAV price applicable to their purchase when they submit a purchase request.

We have updated the disclosure on pages 7 and 73 of the Offering Circular to note that subscriptions received prior to an updated NAV per share calculation will be executed at a price equal to the last published NAV per share or at $10.00 per share, if the subscription is received prior to September 30, 2019.

HERRICK, FEINSTEIN LLP ● Two Park Avenue ● New York, NY 10016 ● Phone: 212.592.1400 ● Fax: 212.592.1500

United States Securities and Exchange Commission

Division of Corporation Finance

February 15, 2019

Index to the Financial Statements of HappyNest REIT, Inc., page F-1

2.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

We have updated the Company’s financial statements to include the Company’s unaudited balance sheet as of September 30, 2018, in accordance with paragraph (b)(3)(D) of Part F/S in Form 1-A, and as confirmed by the accounting Staff of the Commission in a teleconference on February 5, 2019.

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1463 or by email at mdefeo@herrick.com or by fax at (212) 545-2344 with any questions or further comments you have regarding the Offering Statement or if you wish to discuss the above responses. We intend to submit an acceleration request once the Commission indicates that it has no further comments on the Offering Statement.

Very truly yours,

/s/ Morris DeFeo

Morris DeFeo